Exhibit 4.2(h)

“CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.”

Research, Licence and Commercialisation
Agreement

Gene Discovery in Depression

Dated 16 August 2000

AUTOGEN RESEARCH PTY LTD ACN 074 636 847

(“Autogen Research”)

DEAKIN UNIVERSITY

(“Deakin University”)

RESEARCH, LICENCE AND COMMERCIALISATION AGREEMENT -
GENE DISCOVERY IN DEPRESSION

AGREEMENT dated	16 August 2000

BETWEEN

AUTOGEN RESEARCH PTY LTD ACN 074 636 847 of 210 Kings Way, South Melbourne, Victoria, 3205 (“Autogen Research”)

AND

DEAKIN UNIVERSITY a body corporate and politic established pursuant to the Deakin University Act 1974 of Geelong, Victoria, 3217 (“Deakin University”)

RECITALS

A.            Autogen Research currently engages in, or proposes to engage in, research in the fields of diabetes, obesity, respiratory diseases, allergy, asthma, depression and autoimmunity.

B.            Deakin University has the Research Expertise.

C.            Autogen Research desires to collaborate with Deakin University to provide the Funding for the R&D Program using the Research Expertise in return for sole ownership by Autogen Research of all intellectual property created by the R&D Program on the terms set out in this Agreement.

D.            The parties wish to ensure that the Research Expertise is applied to the R&D Program and that the results of the R&D Program are, if appropriate, commercialised.

E.             Autogen Research is a subsidiary of Autogen Limited, which is listed on the Stock Exchange. Deakin University is aware that the Corporations Law prohibits insider trading and shall use their best endeavours to ensure that their employees and contractors are also made aware of such prohibition. Deakin University is aware of the continuous disclosure requirements applicable to companies listed on the Stock Exchange and shall use their best endeavours to ensure that their employees and contractors are also aware of such requirements and shall advise Autogen Research in writing of any material advancements or developments as they occur.

AGREEMENT

1.             DEFINITIONS AND INTERPRETATION

1.1          Definitions

In this Agreement the following words and expressions shall have the meanings ascribed thereto as follows (unless the context otherwise requires):

“Agreement” means this agreement and includes the recitals, schedules and annexures (if any) thereto.

“Autogen Limited” means Autogen Limited ACN 000 248 304.

“Budgets and Workplans” means the detailed budgets and time plans and schedules for work to be carried out under the R&D Program and attached in Schedule 3 as may be amended from time to time by agreement between the parties.

“Commencement Date” means the date specified in Item 3 of Schedule 1.

“Confidential Information” means:

information that:

(a)           is by its nature confidential; or

(b)           is reasonably designated by a party as confidential,

and includes -

(c)           information comprised in or relating to any Intellectual Property rights of any party;

(d)           information relating to the financial position of any party and in particular includes information relating to the assets or liabilities of any party and any other matter that does or may affect the financial position or reputation of any party;

(e)           information relating to the internal management and structure of any party, or the personnel, policies and strategies of any party;

(f)            information of a party to which another party or parties has access other than information referred to in paragraphs (iii), (iv) and (v) that has any actual or potential commercial value to the first party or to the person or corporation which supplied that information;

(g)           information in the possession of another party or parties relating to the first party’s clients or suppliers, and like information; and

(h)           information of a party disclosed to another party or parties before or after the Commencement Date, but does not include information that:

(i)            is in the public domain or subsequently enters the public domain without the fault of a party;

(j)            at the date of disclosure is known (and is declared as known within 10 days of disclosure with supporting written evidence of such knowledge) by the recipient party unless the parties agree that it should be deemed Confidential Information;

(k)           is mutually agreed not to be confidential; or

(1)           at any time is received in good faith by any party from a third party which is lawfully in possession of the information and had the right to disclose it.

“Funding” means:

(a)           in respect of the Initial Term the amount specified in Item 1 of Schedule 1; and

(a)           in respect of any period after the Initial Term, the amount agreed in writing by the parties to be paid by Autogen Research for that period in accordance with the terms of Schedule 1.

“GST” means any goods and services tax which is levied on the value of goods and services supplied.

“Initial Term” means the period of one year from the Commencement Date.

“Intellectual Property” means all intellectual and industrial property or rights of any nature throughout the world and reversionary interests therein, including inventions, rights to or arising from inventions, letters patent, applications for letters patent, utility models, copyright in works of any nature, industrial designs, registered designs, rights to or arising from any industrial design, computer programs of any nature, Confidential Information, trade secrets, “know how”, technical or commercial expertise or knowledge and any ideas or information of a commercial or valuable nature developed or created on or after the Commencement Date pursuant to the R&D Program.

“Net Sales Revenue” means:

(a)               the revenue in Australian dollars received by Autogen Research or any Related Body Corporate of Autogen Research from all sales of the Products or licence fees or royalties derived from licensing of the Intellectual Property to produce, market and sell the Products; and

(b)           the cash value of any non-cash consideration received by Autogen Research or a Related Body Corporate of Autogen Research from sales of Products, and from licensing of the Intellectual Property to produce, market and sell the Products, which is in settlement of monies owing or which would otherwise be owing to Autogen Research or a Related Body Corporate for sales of Products or licensing of Intellectual Property, (provided that the accumulated cash value of such non-cash consideration shall not be taken into account in determining net sales revenue until Autogen Research has received sufficient revenue pursuant to paragraph (a) above to meet the payment of any royalties payable pursuant to this Agreement), after the deduction of all trade discounts, returns of sales, foreign exchange charges, withholding tax, sales tax or similar tax such as consumption tax, goods or services tax or value added tax and insurance and freight costs under a cost insurance and freight arrangement, but before the deduction of administrative, marketing and manufacturing costs and corporate income tax.

“Pre-existing Intellectual Property” means the intellectual and industrial property developed before the Commencement Date, owned by Deakin University and described in Schedule 4, to be made available by Deakin University exclusively for use in the R&D Program.

“Principal Scientist” means the person appointed as such, or any replacement for that person, appointed in each case as provided for in clause 2.2.

“Products” means the products and results of the R&D Program.

“Project Location” means the Metabolic Research Unit of Deakin University at Geelong, Victoria.

“Related Body Corporate” has the meaning stated in Section 9 of the Corporations Law.

“Research Expertise” means the fields of expertise of Deakin University specified in Item 2 of Schedule l.

“Research Proposal” means the proposal attached in Schedule 2 of this Agreement involving scientific research using the Research Expertise into the area of gene discovery in depression.

“R&D Program” means the program of research and development work to be carried out by or on behalf of Deakin University pursuant to this Agreement in relation to the Research Proposal.

“Stock Exchange” means Australian Stock Exchange Limited.

“Term” means the Initial Term of this Agreement and any agreed extension in accordance with clause 3.

1.2          Interpretation

Where the context so permits, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include corporations and vice versa and words importing the singular number shall include the plural and vice versa (unless repugnant or inconsistent to the context in which they are used).

Any table of contents to this Agreement and any headings and marginal notations in this Agreement have been inserted for convenience only and shall not in any way limit or govern the construction of the terms of this Agreement.

2.             APPOINTMENT OF DEAKIN UNIVERSITY

2.1           Autogen Research hereby appoints, and Deakin University accepts the appointment of, Deakin University to conduct the R&D Program in accordance with the Research Proposal, such appointment to take effect on and from the Commencement Date.

2.2           Deakin University shall provide the services of a suitably qualified and experienced person, approved of by Autogen Research, as the principal scientist to conduct the R&D Program and supervise and direct the scientific staff engaged in the conduct of the R&D Program. If at any time during the Term Deakin University is not able to provide the services of that person as the Principal Scientist, the parties shall meet to discuss a suitable replacement and then, subject to the written consent of Autogen Research, which consent shall not be unreasonably withheld, Deakin University shall provide the services of another suitably qualified and experienced person as the Principal Scientist.

2.3           The R&D Program shall be carried out at the Project Location or at such other location as Deakin University and Autogen Research may agree from time to time.

2.4           Deakin University shall employ or engage, on contract, such scientific staff as shall be necessary and in accordance with the Funding and the Budgets and Workplans to conduct the R&D Program.

2.5           Deakin University may, subject to the prior written consent of Autogen Research, subcontract the performance of any part or parts of the work for the R&D Program provided that in so doing the sub-contractor first enters into a suitable confidentiality agreement on terms reasonably acceptable to Autogen Research including:

• a covenant not to infringe any Intellectual Property rights of Deakin University or Autogen Research;

• an acknowledgement that all Intellectual Property rights arising from the carrying out of the sub-contracted work shall belong to Autogen Research and Deakin University in accordance with this Agreement.

Deakin University agrees that it is liable in respect of the performance of any work for the R&D Program by its sub-contractors as if Deakin University itself had performed that work.

2.6           Deakin University shall at all times use its best endeavours to ensure that completion of the respective stages of the R&D Program is achieved substantially in accordance with the timetable set out in the R&D Program and in the Budgets and Workplans.

2.7           Deakin University hereby warrants:

(a)           it has the Research Expertise to conduct the R&D Program in accordance with the Research Proposal and the Budgets and Workplans;

(b)           it has the facilities at the Project Location to conduct the R&D Program in accordance with the Research Proposal and the Budgets and Workplans;

(c)           at the Commencement Date the Principal Scientist is employed by Deakin University as principal scientist to conduct the R&D Program and supervise and direct the scientific staff engaged in the conduct of the R&D Program;

(d)           it shall employ or engage on contract suitably qualified scientific staff to conduct the R&D Program in accordance with the Research Proposal;

(e)           it will make available for the Term the Pre-existing Intellectual Property for the conduct of the R&D Program;

(f)            it will not sub-contract the performance of any part or parts of the R&D Program without the prior written consent of Autogen Research;

(g)           it will not knowingly do, permit to be done or cause to be done any action which may infringe any person’s intellectual property rights; and

(h)           to the best of its knowledge, the Intellectual Property and the Products will not infringe any person’s intellectual property rights.

2.8           Deakin University shall at all times indemnify and hold harmless each of Autogen Research and its respective officers, employees and agents (in this clause 2.8 referred to as “those indemnified”) from and against any loss (including reasonable legal costs and expenses) or liability reasonably incurred or suffered by any of those indemnified arising from any suit, action or proceeding by any person against any of those indemnified where such loss or liability was caused by any breach of warranty or wilful, unlawful or negligent act or omission of Deakin University, its employees, agents or sub-contractors in connection with this Agreement.

3.             TERM

This Agreement shall commence on the Commencement Date and shall continue (subject to the provisions as to termination hereunder) for the Initial Term. Not less than three months prior to the expiration of the Initial Term the parties shall determine whether this Agreement is to continue by mutual agreement. If no agreement is reached between the parties by the end of the Initial Term, this Agreement shall terminate at the end of the Initial Term. If agreement is reached between the parties prior to the end of the Initial Term, this Agreement shall continue to apply for the further term agreed by the parties subject to any written variations to this Agreement agreed by the parties.

4.             FUNDING OF THE PROJECT

4.1           Subject to this Agreement, Autogen Research shall provide the Funding to finance the R&D Program over the Term, in accordance with the payment program in Item 1 of Schedule 1.

4.2           Subject to this Agreement, Autogen Research shall provide the Funding for the Initial Term. Deakin University shall be required to achieve the milestones set out in the Budgets and Workplans to an appropriate standard as specified in this Agreement. Although Autogen Research may terminate this Agreement pursuant to clause 10.1, Autogen Research shall provide the Funding for the Initial Term irrespective of such termination except where termination is pursuant to clause 10.1(a) in which case the Funding shall not be provided by Autogen Research.

4.3           Subject to sub-clauses 4.4 and 4.5, the Funding shall be used to pay for salaries of staff engaged in the conduct of the R&D Program (save and except for the Principal Scientist’s salary which shall continue to be paid by Deakin University).

4.4           Deakin University shall ensure that no more than [*] per centum ([*]%) of the Funding shall be used for administration and infrastructure costs and that the balance of the Funding is applied directly to the R&D Program.

4.5           Deakin University shall use the Funding for the R&D Program in accordance with the Budgets and Workplans or for such other research within the Research Expertise as shall be agreed in writing by the parties.

4.6           Deakin University acknowledges that Autogen Research may from time to time seek funding from public or private sector third parties (“third party funding”) in respect of the R&D program and that any third party funding so obtained (whether in the sole name of Autogen Research or of Deakin University or any combination thereof) in respect of the R&D Program shall for the purposes of this Agreement be deemed to meet (in part or whole as the case may be and on a dollar for dollar basis) any obligation of Autogen Research to provide the Funding then outstanding or which may be incurred by Autogen Research pursuant to this Agreement.

4.7           Deakin University shall use best endeavours to assist Autogen Research in making applications or submissions either in the sole name of Autogen Research or of Deakin University or any combination thereof as Autogen Research may reasonably require for third party funding for the R&D Program including the provision of scientific information required for the preparation of the applications or submissions. Deakin University shall not make application or submission for third party funding for the R&D Program without the prior written consent of Autogen Research even if such applications or submissions are to be solely in the name of Deakin University. This clause 4.7 does not require Deakin University to agree to any changes to this Agreement.

5.             PERFORMANCE REVIEW

5.1           The parties shall review the progress of the R&D Program every three (3) months.

5.2           The purpose of the reviews shall be to ascertain whether the stages targeted and milestones set in the Budgets and Workplans are being met at the appropriate times and to an appropriate standard.

5.3           The Principal Scientist shall three (3) months after the Commencement Date, and every three (3) months thereafter, provide the parties with a written report for the purposes of the review setting out adequate details of the following:

(a)           the progress of the R&D Program work during the preceding 3 months, and whether all milestones which ought to have been reached during that period have been reached and best professional standards maintained;

(b)           any material advances or developments;

(c)           any material delays or unforeseen problems in the conduct of the R&D Program;

(d)           any recommendations on changes to the R&D Program or associated Budgets and Workplans, including changes in direction of the R&D Program;

(e)           any other relevant information relating to or affecting the R&D Program.

The report from the Principal Scientist shall be provided to the parties within fourteen (14) days of the end of the relevant three (3) month period.

5.4           Within fourteen (14) days after receipt of a report from the Principal Scientist and pursuant to clause 5.3, Autogen Research may request, in writing to Deakin University, that any stage or part of the R&D Program be varied, suspended or declared completed, but the R&D Program will not be terminated other than in accordance with clause 10.

5.5           In addition to the reports under clause 5.3, the Principal Scientist on behalf of Deakin University will immediately advise Autogen Research in writing of any material advancements or developments as they occur.

5.6           The parties shall meet to consider the report from the Principal Scientist pursuant to clause 5.3, and to discuss the progress of the R&D Program and any variation or suspension of the R&D Program.

5.7           If Autogen Research is, in Autogen Research’s sole and absolute discretion, satisfied as to the progress of the R&D Program after each review pursuant to this clause 5, and the R&D Program has not been suspended or declared completed pursuant to clause 5.4, Autogen Research shall make the Funding payment specified in Item 1 of Schedule 1. This clause 5.7 shall not apply during the Initial Term.

6.             OWNERSHIP OF INTELLECTUAL PROPERTY

6.1           The parties acknowledge and agree that, subject to this Agreement, all Intellectual Property shall belong to and be the sole property, legally and beneficially, of Autogen Research.

6.2           Deakin University warrants that it shall make available for the purposes of the Research Proposal and use in the R&D Program, and any commercialisation of the results of the R&D Program, all Pre-existing Intellectual Property.

6.3           All discoveries inventions secret processes designs or improvements in procedure or methods made or discovered by any party during the currency of this Agreement arising from the R&D Program shall be the sole property, legally and beneficially, of Autogen Research.

6.4           (a)           Autogen Research may take out and maintain appropriate protection for all new discoveries and developments made under the R&D Program and Deakin University shall assist Autogen Research in applying for letters patent, or other intellectual property protection in Australia or in any other part of the world for any such discoveries and developments and execute all instruments and do all things necessary for vesting the said letters patent or other intellectual property protection and rights when obtained and all right and title to and interest in the same in Autogen Research. Autogen Research shall bear the costs of taking out and maintaining appropriate protection for all new discoveries and developments made under the R&D Program.

(b)           Autogen Research hereby grants to Deakin University a non-exclusive, nontransferable and non-delegable fee-free and royalty-free licence within the state of Victoria to use the Intellectual Property for the sole purpose of carrying out Deakin’s own internal, not-for-profit research.

6.5           Autogen Research shall pay to Deakin University:

(a)               if Autogen Research commercialises the Products, a royalty equal to [*] percent ([*] % ) of the Net Sales Revenue

(b)           if Autogen Research licenses one or more third parties to commercialise the Products, a royalty equal to [*] percent ([*] % ) of the Net Sales Revenue.

6.6           Autogen Research shall diligently pursue commercial exploitation of the Intellectual Property and the Products, but Autogen Research shall solely decide whether and, if so, the terms and conditions upon which to develop and commercially exploit the Intellectual Property and the Products, whether by licensing or otherwise, throughout the world. All income and royalties derived from the development and commercialisation of the Intellectual Property and the Products shall subject to clause 6.5 belong to Autogen Research solely.

6.7           If Autogen Research has not developed and commercially exploited the Intellectual Property and the Products, or licensed one or more third parties to do so, within one (1) year of the expiration of the Term, Deakin University may seek approval in writing from Autogen Research to develop and commercially exploit the Intellectual Property and the Products. Autogen Research shall solely decide if such approval shall be granted but shall not unreasonably withhold such approval. If such approval is granted to Deakin University, Deakin University shall pay to Autogen Research an annual royalty equal to [*] percent ([*]%) of the Net Sales Revenue.

6.8           Autogen Research shall keep proper financial records and books of account in relation to the commercial exploitation of the Intellectual Property and the Products so that royalty payments may be verified. Deakin University or its authorized representative shall be entitled to inspect the financial records and books of account but only in respect of the development and commercialisation of the Intellectual Property and the Products and only once in each year. Inspection shall take place at the principal office of Autogen Research during normal business hours at a mutually agreed time and shall be at the cost of Deakin University. If Deakin University commercially exploits the Intellectual Property and the Products pursuant to clause 6.8 of this Agreement, the provisions of this clause shall apply mutatis mutandis.

7.             CONFIDENTIALITY

7.1           All Confidential Information, which shall include any information relating to the Research Proposal and R&D Program which is supplied by or on behalf of any party, or which relates to or arises from the R&D Program, shall be treated by both parties as confidential and shall be used solely during the Term and in accordance with this Agreement to enable Deakin University and its sub-contractors to carry out the R&D program, or to enable the commercialisation of the Intellectual Property and the Products in accordance with this Agreement.

7.2           Prior to disclosing any of the Confidential Information to any employees or subsidiaries or related companies or sub-contractors or third parties from whom funding is sought, the relevant party will procure the execution by the person in question of a Deed as set out in Schedule 5 or otherwise in a form and substance satisfactory to all parties or otherwise procure that the person to whom it is intended to disclose any of the Confidential Information undertakes to maintain the same in confidence and acknowledges the interest therein of the party whose Confidential Information is disclosed.

7.3           Both parties hereby undertake and agree that, except for such disclosure as is prudent and reasonably necessary for the purposes of this Agreement, no part of the Confidential Information given to them or any of them pursuant to this Agreement shall be disclosed to anyone who is not an employee or sub-contractor of a party except with the prior written approval of the party whose Confidential Information is disclosed which consent, if given, shall be on the basis that the recipient of any part of the Confidential Information shall be bound to Deakin University and Autogen Research by contract to maintain the same in confidence. Without prejudice to the foregoing each party shall use its best endeavours to take all reasonably necessary steps to prevent the Confidential Information from passing into the public domain.

7.4           Nothing stated herein shall be construed as restricting or creating any liability for the disclosure or communication of Confidential Information which:

(a)           is now or becomes publicly known through no wrongful act of any party;

(b)           is received from a third party without restriction and without breach of this Agreement;

(c)           is now or comes to be contained in any published patent or published or otherwise generally known to the trade through no wrongful act of any party; or

(d)           is disclosed pursuant to governmental, legislative or judicial requirement including disclosure by Autogen Limited pursuant to its obligations under the Corporations Law or the Stock Exchange listing rules.

7.5           The obligations set out in this clause 7 shall remain in full force and effect, and shall continue to bind each of the parties, notwithstanding that this Agreement may have been terminated, or one of the parties may have ceased to be a party to this Agreement, for any reason.

8.             LIABILITY AND OBLIGATIONS

8.1           Each party agrees during the period of this Agreement and at all times thereafter to indemnify and hold harmless the other party against any and all actions, suits, proceedings, claims, demands, costs, penalties, expenses (legal or otherwise) or losses whatsoever which may arise out of or in respect of the conduct of the R&D Program by that party or as a result of any unlawful or negligent act or omission of any servant or agent or sub-contractor of that party in respect of the foregoing.

8.2           Each party covenants and undertakes that the work under the R&D Program including the carrying out of all tests and trials will at all times be conducted to the highest possible professional standards and in accordance with all applicable rules, regulations and conditions.

8.3           Deakin University shall be responsible for obtaining necessary regulatory approval (if any), required by any and all government agencies, for conducting research and development work in the field of the Research Proposal and R&D Program in Australia.

Deakin University shall deliver copies of all such approvals (if any) to Autogen Research within seven (7) days of receipt of such approvals by Deakin University.

8.4           Autogen Research is a subsidiary of Autogen Limited, which is listed on the Stock Exchange. Deakin University is aware that the Corporations Law prohibits insider trading and shall use its best endeavours to ensure that its employees and contractors are also made aware of such prohibition. Deakin University is aware of the continuous disclosure requirements applicable to companies listed on the Stock Exchange and shall use its best endeavours to ensure that its employees and contractors are also aware of such requirements and shall advise Autogen Research in writing of any material advancements or developments as they occur.

8A.          INSURANCE

8A.1        At all times during the Term Deakin University must, at its own expense, establish and keep current the insurance policies of standard form, and subject to exclusions and sub-limits appropriate for this Agreement, and otherwise as specified in clauses 8A.2 and 8A.3.

8A.2        The policies of insurance required under clause 8A.1 are as follows:

(a)           public liability insurance with a limit of liability of not less than $20 million for any one occurrence;

(b)           product liability insurance with a limit of liability of not less than $20 million for any one occurrence and in the annual aggregate;

(c)           workers’ compensation insurance in accordance with the laws in force in Victoria; and

(d)           professional indemnity insurance with a limit of liability of not less than $15 million for any one claim made. Professional indemnity cover is to be maintained throughout the Term and until 7 years after the end of the Term.

8A.3        Each policy of insurance referred to in this clause 8A must:

(a)           be made available for inspection upon reasonable request by Autogen Research at any time during the Term, together with certificates evidencing those policies, the payment of premiums and other reasonable documentation which confirms that the policies are valid, current and meet the requirements of this Agreement;

(b)           name Autogen Research as co-insured so that the policy will respond as if there is a separate contract of insurance between each co-insured person and the insurer;

(c)           include a clause enabling one insured person to claim against the insurer where another insured person would have been entitled to claim against the insurer but is precluded from doing so for any reason including, but not limited to, a breach of the policy by that other insured person; and

(d)           include a cross-liability clause enabling one insured person to claim against the insurer even if the person making the claim against that insured person is also insured under the policy.

8A.4        If Deakin University fails to effect or keep in force any of the insurances which it is required by this Agreement to effect and maintain, Autogen Research may, but shall not be obliged to:

(a)           effect and keep in force any such insurance and pay such premiums and other moneys as may be necessary for that purpose and may recover as a debt due from Deakin University on demand the amount so paid plus an administrative charge of [*]%; or

(b)           refuse to perform its obligations under this Agreement until the insurance policies and a receipt for the payment of premiums are made available by Deakin University for inspection.

Notwithstanding that Autogen Research may effect such insurances, Deakin University will be deemed to have indemnified Autogen Research against all claims, demands, proceedings, costs, charges and expenses which may arise as a result of Deakin University’s failure to so insure.

9.             PUBLICATION

9.1           Deakin University shall not (and shall procure that no person who is or who has been the Principal Scientist shall), without the prior written approval of Autogen Research, during the term of this Agreement and any extension or renewal thereof and for a period of twelve (12) months after termination of this Agreement or any extension or renewal thereof publish in academic or scientific publications the results of any part of the R&D Program. Autogen Research may withhold its approval if in its reasonable opinion, having regard to commercial considerations, publication would not be appropriate in the circumstances.

9.2           Prior to submission for publication of any proposed paper, the party proposing to publish the same shall forward a copy of the paper to Autogen Research, at the same time as requesting approval for publication. Autogen Research shall use reasonable endeavours to respond to the request for approval for publication within thirty (30) days of receipt of the request and the paper but if Autogen Research has not responded within thirty (30) days, Autogen Research is deemed to have refused approval for publication. Such refusal does not preclude reassessment by Autogen Research and the later granting of approval. The party proposing to publish may resubmit the request for approval for publication at any time.

9.3           Each such request for approval for publication shall be made in sufficient time to allow for the filing (on behalf of Autogen Research and Deakin University) of provisional patent applications, if considered appropriate.

9.4           The publishing party shall make appropriate acknowledgement in the publication, of Autogen Research’s involvement and interest in the subject matter of the publication.

9.5           Autogen Research recognises the desire of Deakin University to publish in academic or scientific publications the results of part or all of the R&D Program and may have regard to such desire when deciding whether or not to grant its approval to publish when so requested.

9.6           Subject to the continuous disclosure obligations of Autogen Limited, Autogen Research shall, prior to publication, use its reasonable endeavours to submit by facsimile to Deakin University for comment, the text of any publicity statement, press release or other statement intended to be made to the public which includes reference to the scientific progress or the results of the R&D Program, or uses the name of Deakin University, provided that Autogen Research shall not be restricted in making whatever disclosures are necessary for the purposes of fulfilling the requirements applicable to Autogen Limited as a company listed on the Stock Exchange and Autogen Research shall be under no obligation to delay the public release of the text. Without limiting Autogen Research’s rights hereunder, Autogen Research shall use reasonable endeavours to allow Deakin University at least twelve hours to respond to any text submitted to it. Deakin University shall use its reasonable endeavours to respond to Autogen Research promptly when any text is submitted to Deakin University for comment pursuant to this clause 9.6.

10.          TERMINATION AND CONSEQUENCES

10.1         For the purposes of this clause, a ground of termination shall occur under this Agreement:

(a)           if Deakin University fails to commence work on the R&D Program within thirty (30) days of the Commencement Date; or

(b)           if Deakin University fails to achieve the milestones set out in the Budgets and Workplans or maintain the best professional standards appropriate to the nature of the R&D Program; or

(c)           the R&D Program is not, in the opinion of Autogen Research, producing or likely to produce results from the R&D Program which can be commercialised by Autogen Research; or

(d)           if, subject to clause 2.2, Deakin University does not utilise the Principal Scientist or such other researchers as Autogen Research may approve pursuant to clause 2.2 to work on the R&D Program; or

(e)           if within 30 days of the first meeting of representatives under clause 4.2(a) in the event of introduction of a GST or any change in a GST, Autogen Research and Deakin University have not been able to agree on the Funding which will apply to the performance of the R&D Program; or

(f)            if the parties do not agree by the end of the Initial Term to continue this Agreement as required by clause 3.

10.2         In the event that a ground of termination shall occur under this Agreement as specified in clause 10.1, Autogen Research may give thirty (30) days written notice to Deakin University of the intention of Autogen Research to terminate this Agreement without any right of action or remedy which has accrued or which may accrue in favour of any party, and this Agreement shall terminate at the expiration of the thirty (30) day period.

10.3         Except in the event of termination under clause 10.4, Autogen Research may, by notice in writing to Deakin University, require Deakin University to make available to Autogen Research all information relating to the R&D Program and Deakin University shall supply to Autogen Research such information within thirty (30) days of the date of the notice.

10.4         If Autogen Research fails to provide the Funding at all or does not provide all the Funding for the Initial Term or ceases to provide the Funding pursuant to clause 5.7 hereof, Deakin University may give thirty (30) days written notice to Autogen Research of the intention of Deakin University to terminate this Agreement and unless Autogen Research resumes payment of the Funding within the thirty (30) day period, this Agreement shall terminate at the expiration of the thirty (30) day period.

10.5         In the event of termination under clause 10.1(a) Autogen Research is hereby released from any obligations to provide the Funding in the Initial Term or otherwise.

10.6         In the event of termination under clauses 10.1(b), (c), (d), (e) or (f):

10.6.1      Autogen Research shall:

(a)           provide the Funding for the Initial Term;

(b)           retain its ownership in the Intellectual Property as specified in clause 6.1; and

(c)           comply with its obligations pursuant to clause 6.5 to pay the royalties to Deakin University.

10.6.2      Deakin University shall:

(a)           maintain its licence from Autogen Research to use the Intellectual Property pursuant to clause 6.4(b); and

(b)           comply with its obligations pursuant to clause 6.7 to pay royalties.

10.7         In the event of termination under clause 10.4:

10.7.1      if Autogen Research has not made any payment of the Funding at all or has not made all payments of the Funding for the Initial Term then:

(a)           Autogen Research is hereby released from any obligations to provide the Funding in the Initial Term or otherwise; and

(b)           all parties are released from any obligations to pay royalties pursuant to clauses 6.5 and 6.7.

10.7.2      if Autogen Research has made all payments of the Funding for the Initial Term then the provisions of clauses 10.6.1 and 10.6.2 shall apply.

10.8         Subject to clause 6.4(b), in the event of termination under clause 10.1(c), Autogen Research shall enter into good faith discussions with Deakin University with a view to reaching agreement on a basis for permitting the academic staff of Deakin University to continue research using the Pre-existing Intellectual Property and the Intellectual Property whether such research is pursuant to the R&D program or any similar research program.

10.9         If this Agreement is terminated under clause 10.4 and clause 10.7.1 applies, Deakin University shall no longer be bound by clauses 9.1, 9.2 and 9.3 of this Agreement. In the event of termination under clause 10.1, or if clause 10.7.2 applies to a termination under clause 10.4, the parties shall enter into good faith discussions as to whether clause 9 shall continue to operate, provided that Autogen Research is not required to agree that clause 9 shall cease to operate.

11.          CO-OPERATION AND ASSISTANCE

11.1         Deakin University shall, and shall use all reasonable efforts to ensure that all persons employed or contracted by Deakin University working on the R&D Program shall, cooperate fully with Autogen Research both during the Term and after the expiration or earlier termination of this Agreement to provide Autogen Research with such information concerning the R&D Program as Autogen Research may reasonably require from time to time and such assistance as Autogen Research may reasonably require in applying for Intellectual Property rights throughout the world.

11.2         Deakin University shall use all reasonable efforts to ensure that all persons employed or contracted by Deakin University working on the R&D Program shall, ensure that all information concerning the R&D Program is promptly communicated to Autogen Research and that Autogen Research is provided with all necessary technical explanations and data to ensure that Autogen Research is fully informed as to the progress and status of the R&D Program.

11.3         Deakin University shall use all reasonable efforts to ensure that all persons employed or contracted by Deakin University working on the R&D Program (in this clause called “the Researchers”) shall, provide reasonable assistance to Autogen Research both during the Term and thereafter in the commercialisation of the results of the R&D Program. The assistance referred to in this clause 11.3 shall include, but is not limited to:

(a)           assistance in the preparation and prosecution of patent applications and other applications for Intellectual Property including signing all necessary documentation;

(b)           assistance in all aspects of the commercialisation process; and

(c)           the provision of consultancy services to Autogen Research to problem solve and advise.

Where it is, in the reasonable opinion of Autogen Research, appropriate to do so, Autogen Research may enter into commercial arrangements with the Researchers to provide the assistance and consultancy services referred to in clauses 11.3(b) and 11.3(c) and Autogen Research shall reimburse the Researchers for any reasonable costs incurred by the Researchers in providing the assistance and consultancy services referred to in this clause 11.3.

11.4         After the expiration or earlier termination of this Agreement, and subject to the rights of Deakin University pursuant to clause 6.4(b), Deakin University shall not be engaged in any research project similar to or which is the same as the R&D Program using the Research Expertise for a period of six months thereafter throughout Australia.

12.          GENERAL

12.1         This Agreement shall be governed by, and construed in accordance with the laws of the State of Victoria, Australia, and the parties hereto submit to the non-exclusive jurisdiction of the courts of such State. All disputes arising between the parties out of or in connection with this Agreement in any way, shall also be resolved or determined according to the laws of the State of Victoria, or if those laws are inapplicable, then the laws of the Commonwealth of Australia.

12.2         If it is held by a court of competent jurisdiction that:

(a)           any part of this Agreement is void voidable illegal or unenforceable; or

(b)           this Agreement would be void voidable illegal or unenforceable unless any part of this Agreement was severed from this Agreement,

that part shall be severable from and shall not affect the continued operation of the rest of this Agreement

13.          ARBITRATION

13.1         The parties agree that in the event of any dispute arising under or in connection with this Agreement, such dispute shall be referred for determination by an arbitrator, appointed by the President of the Australasian Dispute Centre.

13.2         In determining any dispute arising under or in connection with this Agreement, the arbitrator appointed pursuant to clause 13.1 hereof shall be required to restrict himself to deciding which of the views of the parties in dispute is correct, and shall make a determination in accordance with that decision.

13.3         Subject to clause 13.2 any arbitration carried out hereunder shall be in accordance with the provisions of the Commercial Arbitration Act 1984, and the parties agree that they shall have the right to be legally represented before the arbitrator.

13.4         The arbitrator’s decision shall be accepted by the parties as a final determination of the matter in dispute and binding upon them.

13.5         A party may commence court proceedings relating to any dispute arising from this Agreement at any time where that party seeks urgent interlocutory relief.

14.          NOTICES

14.1         Any notice (which expression shall also include a demand, request, consent or instrument required or authorised to be given to or served on any party under this Agreement):

(a)           shall be in writing and signed by or in the case of a facsimile transmission shall be a true copy of an original signed by (in the case of a notice by Autogen Research) any director or the secretary of Autogen Research or authorised delegate for the purpose of this Agreement; (in the case of a notice by Deakin University), Vice-Chancellor of Deakin University or authorised delegate for the purpose of this Agreement;

(b)           shall be given either:

(i)            by being delivered by hand to (in the case of a notice to Autogen Research) its above mentioned address, attention: Company Secretary; or (in the case of a notice to Deakin University) its abovementioned address, attention: Vice-Chancellor; or

(ii)           by facsimile transmission to (in the case of Autogen Research) 9234 1255, attention: Company Secretary; or (in the case of Deakin University) 5227 8500 attention: Vice-Chancellor,

and a notice given by facsimile transmission shall be deemed to have been given upon the issue to the transmitter of a satisfactory transmission control report indicating due transmission without error.

14.2         The undermentioned signatories hereby acknowledge that they have not received notice of the revocation of the authorisation under which they have respectively executed this Agreement.

15.          CONTINUING OBLIGATIONS

The provisions of clauses 2.7, 4.2, 6, 7, 8.1, 9 and 11 shall remain in full force and effect, and shall continue to bind each of the parties, notwithstanding that this Agreement may have been terminated, or one of the parties may have ceased to be a party to this Agreement for any reason.

16.          GOODS AND SERVICES TAX

If at any time during the Term there is any new GST introduced in Australia, or if there is any change to any GST then in force or the method of its imposition, then the following provisions will apply:

(a)           representatives of Deakin University and Autogen Research will meet to renegotiate the Funding and the royalty amounts (if any) payable under clauses 6.6 and 6.8;

(b)           the terms of this Agreement (including, but not limited to, the Funding and the royalty amounts payable under clauses 6.6 and 6.8) will continue to apply until the renegotiation is completed and the parties agree in writing to any amendment of those terms; and

(c)           in any renegotiation which occurs pursuant to paragraph (a), the parties will apply the following objectives:

(i)            Deakin University should recover from Autogen Research amounts equal to:

(1)           any liability to remit GST incurred by Deakin University because of the conduct of the R&D Program by Deakin University;

(2)           any liability to remit GST incurred by Deakin University because of the payment of royalties by Autogen Research to Deakin University; and

(3)           any reduction in the cost to Autogen Research of paying royalties to Deakin University where such reduction is a result of the GST or of the associated abolition or change in rate or method of imposition of any other tax, excise, duty or impost;

(ii)           Autogen Research should recover from Deakin University amounts equal to:

(1)           any liability to remit GST incurred by Autogen Research because of the payment of royalties by Deakin University to Autogen Research;

(2)           any reduction in the cost to Deakin University of conducting the R&D Program where such reduction is a result of the GST or of the associated abolition or change in rate or method of imposition of any other tax, excise, duty or impost; and

(3)           any reduction in the cost to Deakin University of paying royalties to Autogen Research where such reduction is a result of the G5T or of the associated abolition or change in rate or method of imposition of any other tax, excise, duty or impost.

EXECUTED as an agreement

THE COMMON SEAL of AUTOGEN	)
RESEARCH PTY LTD ACN 074 636 847)
was affixed in accordance with its Constitution	)
in the presence of:	)

(Signature of Secretary/Director)	Signature of Director

Name of Secretary in Full	(Name of Director in Full)

THE COMMON SEAL of DEAKIN	)
UNIVERSITY was hereunto affixed on the	)
day of by direction of	)
the Vice-Chancellor in the presence of:	)

Vice-Chancellor	Vice-President (Administration)

SCHEDULE 1

General

Item 1 – Funding

For the Initial Term:           Payable by Autogen Research to Deakin University as follows:

$[*] upon commencement of the R&D Program or execution of this Agreement, whichever is later

$[*] upon receipt by Autogen Research of the 3 month review report referred to in clause 5.3

$[*] upon receipt by Autogen Research of the 6 month review report referred to in clause 5.3

$[*] upon receipt by Autogen Research of the 9 month review report referred to in clause 5.3.

Commencement of the R&D Program shall be notified to Autogen Research in writing by Deakin University following the commencement of the work required by the Budgets and Workplans. Upon receipt of such written notice Autogen Research shall pay to Deakin University the payment due upon the commencement of the R&D Program.

For any Further Term:              If this Agreement is extended beyond the Initial Term pursuant to clause 3, the parties shall agree in writing the Funding for the Term. Payments shall be upon receipt by Autogen Research of further three monthly reports as required pursuant to clause 5.3.

Item 2     Research Expertise: Gene discovery in depression and anxiety

Item 3     Commencement Date: 1 April 2000

SCHEDULE 2

Research Proposal

Refer to the following 5 pages.

NEW PROJECT: DEPRESSION IN PSAMMOMYS OBESUS

Market Overview

Worldwide pharmaceutical sales continue to climb steadily, at a rate of 7-8% per year, and exceeded $300 billion per annum in 1998. Central nervous system drugs represent the third largest category of pharmaceutical sales (after cardiovascular and alimentary/metabolism), approximately 14% of the total market or $23.4 billion. Sales of CNS products increased by 12% in both 1997 and 1998. Antidepressants ranked as the world’s highest selling drug class, showing a growth rate of 19.6% in the 12 months to June 1998 compared with the same period in the previous year. According to Scrip’s Complete Guide to CNS Disorders (1999, PJB Publications, Surrey), antidepressants account for 47% of the worldwide psychiatric-related drug sales. This was approximately $9.4 billion in 1998, and will increase to $15 billion in 2002. Established therapeutic approaches include tricyclic antidepressants and selective serotonin reuptake inhibitors, as well as a number of newer compounds acting on monoamine oxidase, noradrenaline reuptake, the dopaminergic system and various other pathways.

Depression

Stress-related disorders have become increasingly common throughout the latter half of the previous century. Noticeably, the prevalence rates of psychiatric diseases such as anxiety and depression have steadily increased in recent decades. Depression refers to a variety of human behavioural states related to feelings of sadness, apathy, futility and despair. As with most psychological states, the definition of clinical depression is complicated by a variety of factors. Depression is a complex disorder with both genetic and environmental contributing factors, which are not well defined. It is generally accepted that depression can be broadly classified into two forms:

1)     individuals who exhibit symptoms of depression and anxiety

2)     those who exhibit symptoms of depression and schizophrenia.

Although the term depression will be used extensively here, it should be remembered that anxiety and depression probably represent a continuum of mood disorders resulting from particular stresses in susceptible individuals. For the purposes of this study, we are assuming that the neurobiological processes underlying these mood disorders may be common to both.

The American Psychiatric Association characterizes depression as a dysphoric mood or loss of interest in activities that would normally be enjoyed, plus at least four of the following eight symptoms:

1)             psychomotor retardation

2)             feelings of worthlessness, self-reproach or inappropriate guilt

3)             thoughts of suicide

4)             decreased ability to concentrate

5)             loss of energy

6)             decreased sex drive

7)             sleep disturbance

8)             appetite disturbance.

The evaluation of animal models of depression has been based on three criteria. Face validity refers to the degree of symptomatic resemblance between the model and the clinical condition; predictive validity concerns the extent to which the model responds appropriately to drugs that are clinically effective and those that are not; construct validity addresses the theoretical rationale of the model.

A number of approaches have been used to generate animal models of depression, with varying degrees of success. These include:

1)             Non-simulations:

a)             Reserpine reversal

b)            Amphetamine potentiation

c)             Waiting behavior models

d)            Circadian rhythm models

2)             Stress models:

a)             Learned helplessness

b)            Behavioural despair

c)             Failure to adapt to stress

d)            Chronic unpredictable stress

e)             Chronic mild stress

f)             Amphetamine withdrawal

3)             Separation models:

a)             Non-human primate models

b)            Distress calling in isolated chicks

c)             Separation in pair-bonded hamsters

d)            Social isolation in rats

4)             Brain damage models:

a)             Olfactory bulbectomy

5)             Genetic model:

a)             Flinders Sensitive Line rats

Each of these animal models has both positive and negative aspects when evaluated using the above criteria (reviewed by Willner 1990; Overstreet et al. 1995). We have chosen to use Psammomys obesus as a separation model of depression, based on our previous observations over a number of years. The animals are normally housed 2-3 to a cage, but are separated into individual cages for all experiments where food intake is to be measured. This usually occurs at the age of 16 weeks. We have consistently found that immediately after separation the animals are anorexic for several days and tend to lose a small amount of body weight (up to about 5%). For these reasons, all such studies are prefaced by a two-week run-in period, after which time the animals have usually restored appetitive function sufficiently to regain their original body weight.

Separation models have been extensively used to investigate aspects of depression. Studies in monkeys, hamsters, chickens and rats have identified a range of atypical behaviors including decreased motor activity, appetite and sleep disturbances. Separation models, especially when conducted in non-human primates, have been accepted as having face validity and construct validity, while the predictive validity of these models has not been well studied. Several authors have noted that peer-peer separation is a more reliable and predictable animal model of depression than infant-mother separation (Lewis et al. 1976; Jesberger and Richardson 1985).

RESEARCH PROPOSAL

We will utilize the separation model to investigate genes involved in behavioural traits consistent with depression in Psammomys obesus.

Experimental animals

Both male and female animals will be used in this study. The animals will be weaned at 4 weeks of age into cages containing two same-sex siblings. The animals will have ad libitum access to food and water, and will be maintained in a temperature (22±1°C) and humidity controlled environment. At 16 weeks of age, the animals will be separated into individual cages in a different room, and sacrificed after 0, 4, 8 or 24 h and 2, 4, 6 or 14 days (n=8 in each group). Phenotypic behavior in response to separation will be assessed including: food and water consumption, body weight changes, body temperature, metabolic rate, total energy expenditure and physical activity (both total and ambulatory). Information obtained will account for four of the eight symptoms listed above as characteristic of depression: psychomotor retardation, loss of energy, sleep disturbance and appetite disturbance. The control animals for all timepoints in the experiment will be animals sacrificed without being separated into individual cages. Immediately after sacrifice, the hypothalamus of each animal will be removed and snap frozen in liquid nitrogen, then stored at -80°C.

Gene expression

Analysis of global gene expression will be conducted using microarray technology. A cDNA library from the hypothalamus of Psammomys obesus will be constructed by Life Technologies Inc. (Maryland, USA). 20,000 clones from this library will be spotted onto glass substrates using an automated microarray apparatus. Pooled RNA samples from the hypothalamus of separated animals will be labeled with a fluorescent dye (Cy3), while RNA from control animals will be labeled with Cy5. These two-labeled samples will be competitively hybridized to the glass substrates, and the results analyzed by scanning laser microscopy.

Using this protocol, the expression of up to 20,000 genes (a mixture of known and unknown) can be assessed in the control and separated hypothalamic samples to investigate genes which are differentially regulated in response to the stress of separation. When this is conducted for each of the timepoints detailed above, a time course of gene expression changes in response to separation will be obtained. The data will be analyzed using bioinformatics software to identify potential targets for the treatment of stress-related behavioural disorders.

We expect to find a number of genes which are initially up- or down-regulated as the animals become depressed.  Some of these genes are expected to revert back to normal expression levels over time, as the depression phenotype disappears.

It is expected that these experiments will generate powerful data allowing us to identify gene expression changes associated with the development of depression, as well as compensatory changes as the animals adapt over time and respond to the isolation stress.

SCHEDULE 3

Budgets and Workplans

Refer to the following 3 pages

BUDGET FOR PREPARATION AND USE OF 100 MICROARRAY SLIDES:

APRIL 1, 2000 – APRIL 1, 2001.

Breeding of animals (n=[*] @ [*] each)	$	[*]

Animal characterisation (n=[*] @ [*] each)	$	[*]

Sacrifice/RNA extraction (n=[*] @ [*] each)	$	[*]

cDNA library synthesis(1)	$	[*]

Colony plating	$	[*]

Colony picking	$	[*]

Microarray gene preparation (20,000 genes)(2)	$	[*]

Microarray substrate preparation(3)	$	[*]

Slide arraying/fixing	$	[*]

Experimental sample preparation (100 @ [*] each)	$	[*]

Hybridisation	$	[*]

Personnel: Research Assistant Full-Time (+ on-costs) (4)	$	[*]

SUBTOTAL	$	[*]

[*]% Infrastructure costs	$	[*]

TOTAL	$	[*]

Budget Justification

(1) cDNA library synthesis costs are for the preparation of an amplified library from minimal starting material. The procedure used produces at least 3 x 106 cfu, with an average insert size of >1 kb.

(2) Microarray gene preparation consists of a number of steps necessary to amplify and purify 20,000 cDNAs for arraying. Steps and costs involved include colony growing (culture media, 96-well deep-well plates -  $0.30/clone), lysis of colonies (lysis reagent – $0.20/clone), PCR (384-well plates, dNTPs, modified primers, Taq polymerase enzyme, tips for PCR robot - $1.50/clone), agarose gel electrophoresis (96-well plates, agarose, buffer, size markers, loading dye – $0.08/clone), and alcohol precipitation and resuspension (ethanol, sodium acetate - $0.025/clone).

(3) The costs listed for microarray substrate preparation, arraying and fixing are for 100 slides. The principal cost is in the purchase of aldehyde-modified slides for microarraying.

(4) Mary Malakellis has been employed to fill this position, her contract started on April 1, 2000 and is for 1 year.

Timeline

April - June 2000

•      install arrayer and scanner

•      purchase consumables required to construct arrays

•      training in use of arrayer and scanner

•      synthesis of a cDNA library

•      animal collection (separation, sacrifice, tissue harvest)

July - September 2000

•      install colony picker/training

•      construct test array

•      animal collection (separation, sacrifice, tissue harvest)

•      pick 20,000 colonies

Oct - Dec 2000

•      prepare clones for arraying (PCR, clean-up, AGE)

•      array 100 slides

•      fix slides

•      RNA extraction and hybridisation

•      animal collection (separation, sacrifice, tissue harvest)

Jan - Mar 2001

•      scan slides

•      data analysis

•      confirmation of differential expression of primary targets

•      report

SCHEDULE 4

Pre-existing Intellectual Property

NOT APPLICABLE

SCHEDULE 5
DEED OF CONFIDENTIALITY

THIS DEED is made on the date set out in Item 1 of Schedule 1.

BETWEEN:       THE COMPANY OR ENTITY WHOSE NAME AND ADDRESS IS SET OUT IN ITEM 2 OF SCHEDULE 1 (“Discloser”)

AND:                  THE PERSON OR COMPANY WHOSE NAME AND ADDRESS IS SET OUT IN ITEM 3 OF SCHEDULE 1 (“Recipient”)

RECITALS

A.            The Discloser has or may acquire certain Confidential Information.

B.            The Recipient wishes to have disclosed to it the Confidential Information and The Discloser is prepared to disclose the Confidential Information to the Recipient subject to various terms set out in this Agreement.

C.            In consideration of The Discloser agreeing to disclose the Confidential Information to the Recipient, the Recipient has agreed to accept confidentiality obligations on the terms set out in this Agreement.

NOW THIS DEED WITNESSES AS FOLLOWS:

1.             DEFINITIONS AND INTERPRETATION

1.1           The following definitions apply in this Deed unless otherwise indicated:

“Autogen Research” means Autogen Research Pty Ltd ACN 074 636 847.

“Confidential Information” includes:

(a)           all of the terms of this Deed; and

(b)           Confidential Information as defined in the Research, Licence and Commercialisation Agreement between Autogen Research and Deakin University dated the         day of           2000.

“Acknowledgement of Obligation of Confidentiality” means the document set out in Schedule 2.

1.2           In this Deed unless otherwise indicated:

(a)           any right or obligation which affects more than one person shall affect those persons jointly and severally;

(b)           headings are used for convenience only and shall have no binding effect;

(c)           use of the singular shall, where necessary, include the plural and vice versa; and

(d)           “person” includes a firm, body corporate, unincorporated association, or authority and such reference shall include that person’s successors and assigns.

2.             OBLIGATION OF CONFIDENTIALITY

2.1           The Recipient:

(a)           acknowledges that the Confidential Information has been disclosed to the Recipient in circumstances of confidence;

(b)           shall maintain such confidence and, subject to this Deed, refrain from disclosing or causing to be disclosed the Confidential Information to any person; and

(c)           shall only make use of the Confidential Information for the purpose, and to the extent, expressly authorized in writing by the Discloser.

2.2           The Recipient may disclose Confidential Information to any of its officers, employees, agents or advisers only after taking the following steps:

(a)           informing Autogen as to all persons who will be receiving the Confidential Information;

(b)           making available a copy of this Deed to such person or persons;

(c)           ensuring that such person or persons sign an Acknowledgement of Obligation of Confidentiality; and

(d)           ensuring that the signed Acknowledgement of Obligation of Confidentiality is delivered to Autogen.

2.3           The obligations of confidentiality owed by the Recipient pursuant to this Deed shall be enforceable by Autogen Research in accordance with this Deed as if Autogen Research were named as the Discloser in this Deed.

3.             QUALITY OF INFORMATION AND RELEASE

3.1           The Discloser makes no warranty or representation whatsoever as to the quality or accuracy of any Confidential Information which is the subject of this Deed.  The Discloser hereby excludes, to the full extent allowed by law, any condition or warranty that the Confidential Information has been prepared using reasonable care.

3.2           To the extent that the Recipient will rely on any Confidential Information the subject of this Deed, the Recipient will only do so after receiving independent advice, from an appropriately qualified person, that it is appropriate to do so.  The Recipient releases the Discloser from all claims, actions, damages, remedies arising from a failure to act on this independent advice.

4.             INDEMNITY

4.1           The Recipient acknowledges the interest of Autogen in the Confidential Information and that Autogen Research may suffer harm or loss or incur a liability if the Recipient breaches this Deed.

4.2           The Recipient acknowledges that the Discloser may suffer harm or loss or incur a liability if the Recipient breaches this Deed.

4.3           Accordingly, the Recipient undertakes to indemnify Autogen Research and the Discloser from all such loss, harm or liability which may flow, directly or indirectly, from a breach of this Deed by the Recipient.

5.             BREACH AND COMPULSORY DISCLOSURE

5.1           As soon as the Recipient becomes aware of any actual or threatened breach of this Deed, it must immediately notify the Discloser.  Furthermore, the Recipient is obliged to do everything reasonably within its power to prevent or stop any actual or threatened breach of this Deed.

5.2           If the Recipient is required by a law or court of competent jurisdiction to disclose any Confidential Information to any unauthorized person, it must, without delay:

(a)           inform the Discloser in writing;

(b)           follow the Discloser’s lawful direction in opposing or restricting such disclosure; and

(c)           as far as possible, only disclose the Confidential Information on terms which will maintain its confidentiality.

6.             CONFIDENTIALITY INFORMATION NO LONGER REQUIRED

6.1           Except as otherwise provided in any other contract in writing signed by the parties, the Discloser may request in writing the delivery up of Confidential Information.  Following such request, the Recipient must immediately furnish such Confidential Information to the Discloser, in each and every form in which it is held.

7.             COMMUNICATIONS WITH AUTOGEN

7.1           All communications to the Discloser relating to this Deed shall be directed to the address of the Discloser appearing in this Deed or such other address as may be notified to the Recipient from time to time.  All such communications shall be:

(a)           in writing; and

(b)           marked to the attention of the relevant person specified in clause 14.1 of the Research, Licence and Commercialisation Agreement referred to in clause 1.1(b) of this Deed.

8.             INTELLECTUAL PROPERTY

The Recipient assigns to the Discloser, or to such other person as the Discloser nominates, all present and future intellectual property rights in all subject matter created pursuant to the Recipient’s use of the Confidential Information.

9.             GENERAL

9.1           All rights and obligations under this Deed are cumulative and shall not affect or be affected by any other rights, obligations or remedies available at law.

9.2           No right under this Deed shall be deemed to be waived except by notice in writing signed by both Autogen and the Recipient.  Any such waiver will not prejudice that party’s rights in respect of any subsequent breach of this Deed.

9.3           The obligations of confidentiality under this Deed survive the termination of this Deed.

9.4           Remedies available to the Discloser for any breach or threatened breach by the Recipient of this Deed include, at the option of the Discloser, damages, specific performance, or injunction and any other remedies available to the Discloser at law.

9.5           If any provision in this Deed is held invalid, unenforceable or illegal for any reason, this Deed shall remain otherwise in force apart from such provision, which shall be deemed deleted.

9.6           This Deed will be governed and construed according to the laws in force in the state of Victoria, Commonwealth of Australia and the parties agree to submit to Courts and Tribunals of that jurisdiction.

EXECUTED as a Deed.

SIGNED SEALED AND DELIVERED for	)
and on behalf of THE DISCLOSER by	)
in the presence of:	)
)
(Signature)

(Signature of Witness)

(Name of Witness in Full)

SIGNED SEALED AND DELIVERED for	)
and on behalf of THE RECIPIENT in the	)
presence of:	)
)
(Signature)

(Signature of Witness)

(Name of Witness in Full)

DEED OF CONFIDENTIALITY

SCHEDULE 1

1.             Date of this Deed

2.             The Discloser

Name:

Address:

Telephone No:

Facsimile No:

Contact Person:

3.             The Recipient

Name:

Address:

Telephone No:

Facsimile No:

Contact Person:

DEED OF CONFIDENTIALITY

SCHEDULE 2

ACKNOWLEDGEMENT OF OBLIGATION OF CONFIDENTIALITY

Date:

Autogen Limited

Dear Sir

Pursuant to the Deed of Confidentiality made between [                             ] (the “Discloser”) and [                             ] (the “Recipient”) [insert date of Deed] the Recipient proposes to disclose Confidential Information the subject of the said Deed of Confidentiality to me/us.  Accordingly, I/we undertake as follows:

1.             I/We acknowledge that I am/we are aware of and understand the obligations on the Recipient under the said Deed of Confidentiality.

2.             I/We will take all steps necessary to ensure that the Confidential Information remains confidential.

3.             I/We will not disclose any of the Confidential Information to any unauthorised person or persons.

4.             I/We acknowledge that remedies available to the Discloser for any breach or threatened breach by me/us of this Acknowledgement include, at the option of Autogen, damages, specific performance, or injunction and any other remedies available to the Discloser at law.

5.             Except as otherwise provided in any written agreement between the Discloser and Recipient, the Discloser may request in writing the delivery up of Confidential Information.  Following such request, I/we undertake to immediately furnish to you such Confidential Information, in each and every form in which it is held.

6.             I/We further agree to observe the terms of the Deed of Confidentiality in favour of the Discloser to the same extent as if I/each of us had been named as the Recipient under the Deed of Confidentiality.

7.             I/We acknowledge that the terms of this undertaking survive the termination of the deed of Confidentiality.

8.             Any expressions used in this Acknowledgement shall have same meaning as in the Deed of Confidentiality.

Name	Capacity	Signature